John Hancock Financial Services, Inc.

John Hancock Place
Post Office Box 111
Boston, Massachusetts 02117
(617) 572-0320
E-mail: pminella@jhancock.com

Paula Minella
AVP & Counsel
John Hancock Financial Services

February 18, 2014

via EDGAR

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Life Insurance Company of New York

Separate Account B - File No. 811-8329

Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account B (“Registrant”) relating to the Accumulation Variable Universal Life 2014 (“AVUL 2014”) insurance policies to be offered by John Hancock Life Insurance Company of New York (“John Hancock NY” or the “Depositor”).

The purpose of this filing is to add the AVUL 2014 prospectus to the Registrant’s filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the AVUL 2014 prospectus.

Background of Enclosed Filing

The AVUL 2014 policy and prospectus is similar to the Accumulation Variable Universal Life (“AVUL 08”) policy and prospectus issued by John Hancock NY. The separate account interests under the AVUL 08 policy were registered by John Hancock NY Separate Account B, under File Nos. 811-8329 and 333-152407 and the registration was declared effective on November 21, 2008. The principal differences between the two filings are:

(i)	We have changed the manner in which we calculate the surrender charge;

(ii)	our charges have been changed to reflect new rates (this includes new rates for our fixed account and the loan account);

(iii)	we added a “per $1,000” Supplemental Face Amount charge;

(iv)	we have revised the Surrender Charge Grading Factor; and

(v)	we are now able to collect charges through age 121.

Matters to be Completed by Pre-Effective Amendment

Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness, including adding the required exhibits and consents, updating the table of investment accounts available under the policy, updating the fee table and related footnotes for the fees and expenses of the investment accounts, adding the audited fiscal year end 2013 financial statements for the Registrant and the Depositor and updating the references to these financial statements in the registration statement. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

In view of the similarities between the enclosed AVUL 2014 and the AVUL 08 prospectus, we hereby request, on behalf of Registrant and the Depositor, that the staff accord the enclosed registration statement expedited selective review.

Request for Acceleration

An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions to the undersigned at (617) 572-0320. Thank you.

Sincerely,

/s/ Paula Minella

Enclosure